Exhibit 99.2

Press Release

Sanofi appoints Paulo Fontoura as Global Head of R&D

Paris, June 22, 2026. Sanofi today announced the appointment of Paulo Fontoura, MD, PhD, FAAN, as Executive Vice President, Global Head of Research & Development Pharma, effective September 1, 2026. He will be a member of Sanofi’s Executive Committee, based in Paris, and will report to Chief Executive Officer Belén Garijo. As head of R&D Pharma, Paulo will lead Sanofi’s end-to-end innovation engine, spanning research, translational medicine, clinical development, and regulatory affairs, with responsibility for advancing a differentiated pipeline and accelerating the delivery of transformative medicines to patients. Paulo succeeds Dr. Houman Ashrafian, who has decided to pursue an opportunity outside the company.

With more than 25 years of experience spanning academic medicine, translational science, clinical development, and pharmaceutical innovation, Paulo joins Sanofi at an important moment as the company continues to advance its R&D transformation and progress a pipeline of new medicines across multiple therapeutic areas.

A board-certified neurologist and physician-scientist, Paulo has played a leading role in the development of significant medicines across neuroscience, immunology, rare diseases, ophthalmology, and infectious diseases. Most recently, he served as Chief Medical Officer of Xaira Therapeutics, an AI-native biotechnology company focused on transforming drug discovery and development through generative artificial intelligence. Prior to Xaira, he spent more than 15 years at Roche, where he held a series of senior leadership positions culminating as Senior Vice President and Global Head of Clinical Development for Neuroscience, Immunology, Ophthalmology, Infectious and Rare Diseases. During his tenure at Roche, he oversaw a global organization of physicians and clinical scientists and was accountable for managing a broad late-stage portfolio across multiple therapeutic areas. Over the years, his teams contributed to the development of over 60 new molecular entities, across several therapeutic modalities, leading to over 20 FDA and EMA first approvals and line extensions, including multiple breakthrough therapies across neuroscience, rare diseases, immunology and ophthalmology.

“I want to thank Dr. Houman Ashrafian for his contribution to our company over the last three years and I wish him all the best in his next chapter. I am delighted to welcome Paulo to the Executive Team. Paulo is a highly respected R&D leader with a strong track record across research, development, and innovation. His scientific expertise, development experience, and leadership of large-scale innovation organizations will be invaluable as we continue to advance our pipeline and shape the future of R&D at Sanofi,” said Belén Garijo, Chief Executive Officer of Sanofi.

“I am thrilled to join Sanofi at such an exciting moment,” said Paulo Fontoura. “In recent years, Sanofi has established a leadership position in immunology and built strong positions in several other areas of significant unmet medical need, while demonstrating a clear commitment to scientific innovation and AI-powered transformation. I am deeply honored to join the company at this important moment and help Sanofi to expand and transform its pipeline and grow its leadership role in biopharma, and I look forward to working with our talented teams to advance breakthrough medicines for patients around the world.”

Paulo holds an MD and PhD from the New University of Lisbon and completed postdoctoral training in neuroimmunology at Stanford University. He is a Fellow of the American Academy of Neurology and has authored more than 80 peer-reviewed scientific publications.

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About Sanofi

Sanofi is an R&D driven, AI-powered biopharma company committed to improving people’s lives and delivering compelling growth. We apply our deep understanding of the immune system to invent medicines and vaccines that treat and protect millions of people around the world, with an innovative pipeline that could benefit millions more. Our team is guided by one purpose: we chase the miracles of science to improve people’s lives; this inspires us to drive progress and deliver positive impact for our people and the communities we serve, by addressing the most urgent healthcare, environmental, and societal challenges of our time. Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | +33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Léo Le Bourhis | +33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Léa Ubaldi | +33 6 30 19 66 46 | lea.ubaldi@sanofi.com

Laura Romby | +33 6 74 16 74 29 | laura.romby@sanofi.com

Ekaterina Pesheva | +1 410 926 6780 | ekaterina.pescheva@sanofi.com

Victor Rouault | +1 617 356 4751 | victor.rouault@sanofi.com

Timothy Gilbert | +1 516 521 2929 | timothy.gilbert@sanofi.com

Investor Relations

Thomas Kudsk Larsen |+ 44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | + 33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Keita Browne | + 1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Nina Goworek | +1 908 569 7086 | nina.goworek@sanofi.com

Thibaud Châtelet | + 33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Yun Li | +33 6 84 00 90 72 | yun.li3@sanofi.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions, and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future events and economic performance. Words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “can,” “contemplate,” “could,” “is designed to,” “may,” “might,” “potential,” “objective,” “attempt,” “target,” “project,” “strategy,” “strive,” “desire,” “predict,” “forecast,” “ambition,” “guideline,” “seek,” “should,” “will,” “goal,” or the negative of these, and similar expressions are intended to identify forward-looking statements. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the U.S Food and Drug Administration or the European Medicines Agency, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates; the fact that product candidates if approved may not be commercially successful; unexpected regulatory actions or delays, or government regulation generally; authorities’ decisions regarding whether and when to approve a product candidate; political pressure in the United States to mandate lower drug prices including “most favored nation” pricing for State Medicaid programs; the future approval and commercial success of therapeutic alternatives; Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, including future clinical data and analysis of existing clinical data relating to the product, including post marketing, unexpected safety, quality or manufacturing issues, competition in general; risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation; trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the French Markets Authority (AMF) made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2025 or contained in our periodic reports on Form 6-K. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements. In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements contained herein.

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